Exhibit 1

3 January 2013

WPP plc (“WPP”)

Purchase of Own Securities

WPP announces that on 03 January 2013 it purchased 50,000 of its ordinary shares at a price of 916.7943 pence per ordinary share. All of these shares will be held as treasury shares.

Following the above purchase, WPP holds 100,000 ordinary shares as treasury shares. The total number of WPP shares in issue is 1,265,324,113 (excluding shares to be held in treasury).

Contact:

Feona McEwan, WPP	+44 (0)207 408 2204